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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 65892

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _1/1/08_ AND ENDING _12/31/08_
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRUSADER SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 MAIN STREET SUITE 201
(No. and Street)

SOUTHAMPTON   NY   11968
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCOTT L. VININ, CPA
(Name – if individual, state last, first, middle name)

400 PERIMETER CENTER TERRACE NORTH, ATLANTA, GA 30346
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __BLAIR A. WEST__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CRUSADER SECURITIES LLC__ , as of __DECEMBER 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__NONE__

_____

Signature

_____

Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

CRUSADER SECURITIES, LLC

FINANCIAL STATEMENTS
AS OF AND FOR THE
TWELVE MONTHS ENDED DECEMBER 31, 2008

CRUSADER SECURITIES, LLC
INDEX TO FINANCIAL STATEMENTS

SCOTT VINING
CERTIFIED PUBLIC ACCOUNTANT
6586 Hwy 40 E, Suite B-7
St. Marys, Georgia 31558
TEL: 904.333.0254

INDEPENDENT AUDITOR'S REPORT

TO THE MEMBERS OF
CRUSADER SECURITIES, LLC
63 MAIN STREET, SUITE 201
SOUTHAMPTON, NY 11968

We have audited the accompanying statement of financial condition of Crusader Securities, LLC as of December 31, 2008, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crusader Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedule(s) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

St. Marys, Georgia
May 7, 2009

CRUSADER SECURITIES, LLC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(Dollars in thousands)

ASSETS:

Cash and cash equivalents	$	28
Receivables from customer		1
Marketable equity securities owned, at market value		83
Office property and equipment, net of accumulated depreciation of $71		18
Related party receivable		775
Other assets		3
Total assets	$	908

LIABILITIES AND MEMBER'S EQUITY:

Liabilities:

Accounts payable	$	4
Accrued expenses		30
Total liabilities		34

Commitments and contingencies (see Note 6)

Member's equity		874
Total liabilities and member's equity	$	908

See accompanying notes are an integral part of these financial statements.

CRUSADER SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Dollars in thousands)

Revenue:		
Investment banking fees	$	761
Consulting fees		77
Loss on sale of securities		(189)
Total revenues		649
Expenses:		
Compensation and benefits		54
General and administrative expenses		112
Bad debt recovery		(3)
Occupancy and related		38
Communication expenses		13
Depreciation expense		18
Total expenses		232
Operating Income		417
Other Income		8
Net Income	$	425

See accompanying notes are an integral part of these financial statements.

CRUSADER SECURITIES, LLC.
STATEMENT OF MEMBER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2008
(Dollars in thousands)

Balance – beginning of the year	$	449
Net income for the period		425
Capital contributed		-
Balance December 31, 2008	$	874

See accompanying notes are an integral part of these financial statements.

CRUSADER SECURITIES, LLC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
FOR YEAR ENDED DECEMBER 31, 2008
(Dollars in thousands)

N
    O
      N
        E

See accompanying notes are an integral part of these financial statements.

CRUSADER INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income $ 425

Adjustments to reconcile net income to cash provided by operating activities:

Depreciation 18

Loss on sale of securities 189

Changes in assets and liabilities:

Increase (decrease) in:

Receivable from customers (1)

Accounts payable and accrued expenses 14

Cash provided by operating activities 645

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from sales of marketable securities 151

Loans to related parties (747)

Cash used in investing activities (596)

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of bank overdraft (24)

Cash used in financing activities (24)

Net increase in cash and cash equivalents 25

Cash and cash equivalents, beginning of period 3

Cash and cash equivalents, end of period $ 28

Supplemental Cash Flow Data:

Interest paid $ 8

Income taxes paid $ -

See accompanying notes are an integral part of these financial statements.

NOTE 1.   NATURE OF BUSINESS

ORGANIZATION AND OPERATIONS - Crusader Securities, LLC. (the "Company") is a New York State limited liability company licensed to conduct business as a limited broker/dealer in mutual funds, limited partnerships and variable annuities. The Company operates pursuant to exemption k(i) of Rule 5c3-3. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a wholly owned subsidiary of Crusader Financial Group, Inc.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS - For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less on their acquisition date to be cash equivalents. Cash and cash equivalents include cash on hand and funds held in checking, money market, and savings accounts.

RECEIVABLES FROM CUSTOMERS - Receivables from customers consist of fees due on consulting and advisory assignments.

ALLOWANCE FOR DOUBTFUL ACCOUNTS – The Company evaluates the collectability of receivables from customers based on numerous factors, including past transaction history with customers and their creditworthiness. This estimate is periodically adjusted when the Company becomes aware of specific customers' inability to meet their financial obligations (e.g., bankruptcy filing or other evidence of liquidity problems).

MARKETABLE SECURITIES OWNED, AT MARKET VALUE - Marketable securities owned are comprised of the equity securities held in the Company's account for trading. The securities are recorded at market value with unrealized gains and losses reflected in the current period earnings. Market values are based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

OFFICE PROPERTY AND EQUIPMENT, NET - Office property and equipment, net, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment and software	Three to five years
Furniture and fixtures	Five to seven years
Automobiles	Five years

DERIVATIVES - The Company does not purchase, sell, or utilize off-balance sheet derivative financial instruments or derivative commodity instruments.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES - (continued)

INCOME TAXES – The Company is a limited liability company, and therefore, is not subject to federal, state and city income taxes.

REVENUE RECOGNITION – The Company's revenues consist primarily of contingency fees received from clients for capital placement as well as merger and acquisition advisory engagements. The Company also performs other consulting services for its clients under engagement letters calling for the payment of up-front fees. The Company recognizes revenue from these up-front fees in accordance with EITF 00-21. Expenses associated with financial advisory transactions are recorded as non-compensation expenses, net of client reimbursements.

ADVERTISING - The Company's advertising costs are expensed as incurred.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company's financial instruments, other than trading securities, consist primarily of cash, receivables from customers, deposits, notes payable, and accounts payable. These amounts approximate their fair value due to their short-term nature.

FINANCIAL REPORTING - COMPREHENSIVE INCOME - Generally accepted accounting principles require an entity to report its change in equity during the period from transactions and events other than those resulting from investments by and distributions to owners. All items that are recognized as comprehensive income are required to be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have material amounts of comprehensive income other than those already shown in the Statements of Operations; therefore, separate statements of comprehensive income are not included with these financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - The Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), in the first quarter of 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company often utilizes certain assumptions that market participants would use in

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES - (continued)

pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 — inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 — inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 — unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The adoption of SFAS No. 157 did not have a material effect on the Company's financial statements.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which became effective January 1, 2008, permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company did not elect to apply the fair value option to any assets or liabilities that are not currently required to be measured at fair value.

NOTE 3.   TRANSACTIONS WITH RELATED PARTIES

The Company receives money from and advances money to its parent and other subsidiaries of its parent to fund the working capital requirements. Theses advances are non-interest bearing and have no fixed repayment date. In addition, the Company charges management fees to its parent for costs incurred by the Company and is charged management fees from its parent and other subsidiaries of its parent for costs incurred by those related parties.

NOTE 4.   MARKETABLE SECURITIES OWNED, AT MARKET VALUE

As of December 31, 2008, the fair value of the securities owned by the Company was as follows:

	Level 1	Level 2	Level 3	Total
Common stock	$ 83	$ -	$ -	$ 83

NOTE 5.   OFFICE PROPERTY AND EQUIPMENT

Office property and equipment as of December 31, 2008:

Furniture, fixtures and leasehold Improvements	$ 25
Office equipment	63
	88
Accumulated depreciation	(71)
	$ 17

Depreciation expense for the twelve months ended December 31, 2008 was $18.

NOTE 6.   COMMITMENTS AND CONTINGENCIES

Stock Pledge Agreement – The Company is subject to a stock pledge agreement with Laurus Master Fund, Ltd. ("Laurus"). Pursuant to this agreement, the Company pledged its marketable security portfolio as an inducement for Laurus to purchase certain securities of the Company's parent. The agreement calls for the Company to notify Laurus in the event of sales of its marketable securities and allows for sales of the Company's marketable securities provided that an event of default as defined in therein has not occurred. During the year ended December 31, 2008, the Company's parent was notified of a default under the agreements with Laurus and believes it has defenses against the purported default. As of December 31, 2008, no action has been undertaken by Laurus with respect to the agreements executed by the Company or its parents. Laurus' exercise its rights under the stock pledge agreement would have a material impact on the Company's financial statements.

Guarantee Agreement – The Company is subject to a subsidiary guarantee agreement with Laurus. Pursuant to this agreement, the Company, as well as each subsidiary of the Company's parent, jointly and severally guarantees the obligations of the Company's parent to Laurus. At December 31, 2008, the Company is aware of purported defaults under the agreements

NOTE 6.   COMMITMENTS AND CONTINGENCIES – (continued)

between Laurus and the Company's parent. Laurus has taken no action with respect to the guarantee agreement, and the Company believes the probably of Laurus exercising its rights under the agreement to be remote. Therefore, no provisions have been made for the impact of Laurus exercising its rights under the guarantee agreement. If Laurus were to exercise its rights under the guarantee agreement, it would have a material impact on our financial statements.

Accounting For Contingencies – The Company accrues for contingencies in accordance with Statement of Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require our exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimated the amount of probable loss.

Supervisory Regulation - The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1000%. At December 31, 2008, the Company's net capital of $64 was $59 in excess of the required net capital of $5. The Company's aggregate indebtedness to net capital was 0.53 to 1.

Litigation - The Company is a party to routine pending or threatened legal proceedings and arbitrations. Based upon information presently available and in light of legal and other defenses available to the Company, management believes that any liability from any threatened or pending litigation will not have a material impact on the Company's financial statement.

CRUSADER SECURITIES, LLC

(Schedule 1)
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
(Dollars in thousands)

NET CAPITAL

Member's equity	$ 874
Deductions:	
Non-allowable assets	(797)
Haircuts on securities	13
Net Capital	$ 64

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 34
Total aggregate indebtedness	$ 34

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$ 5
Excess net capital	$ 59
Ratio: Aggregate indebtedness to net capital	53.13%

RECONCILATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2006

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 64
Net audit adjustments	-
Net capital, as above	$ 64

SCOTT VINING
CERTIFIED PUBLIC ACCOUNTANT
6586 Hwy 40 E, Suite B-7
St. Marys, Georgia 31558
TEL: 904.333.0254

TO THE MEMBERS OF
CRUSADER SECURITIES, LLC

In planning and performing our audit of the financial statements of Crusader Securities, LLC (the "Company"), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, managers, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

St. Marys, GA
May 7, 2009